LIFESTYLE CHOICE MEALS, INC.
                             112 North Curry Street
                            Carson City, Nevada 89703


November 24, 2008


Carmen Moncada-Terry
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549


                           RE: LIFESTYLE CHOICE MEALS, INC.
                           Amendment No. 2 to Registration Statement on Form S-1 File No. 333-150586
                           Filed on October 24, 2008


Dear Ms. Moncada-Terry:

Thank your comments on our last filing. We have further amended our registration statement according to your comments.


FRONT COVER OF REGISTRATION STATEMENT

     1.   We have  checked the  appropriate  box to reflect the reliance on Rule
          415.

COVER PAGE

     2. We have revised our disclosure in this section and in Plan of Distribution to specify that, consistent with Rule 415(a)(2) the offering will not extent beyond two years.

GENERAL

     We have inserted the Financial Statements to September 30, 2008 and amended other sections of the registration statement as necessary to disclose the current financial information.



Yours truly;



/s/ A WORSLEY
__________________
    Andrea Worsley
    President